Exhibit 8.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation	Ownership
Brenmiller Energy (Rotem) Ltd	Israel	100%
Brenmiller Energy Inc.	Delaware	100%
Rani Zim Sustainable Energy Ltd.	Israel	45%
Brenmiller Energy NL B.V.	The Netherlands	100%